Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

December 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Jonathan Burr

Re:	Fundrise Growth eREIT VII, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed December 10, 2020
File No. 024-11162

Dear Mr. Burr:

We filed the above-referenced Offering Statement on Form 1-A on December 10, 2020. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on January 4, 2021 at 10:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.